Exhibit 99.1

CI Financial to Acquire Budros, Ruhlin & Roe, a Leading US$3.4-Billion Ohio-Based Registered Investment Advisor

Transaction will grow CI’s U.S. platform to US$74 billion

TORONTO & COLUMBUS, Ohio--(BUSINESS WIRE)--August 10, 2021--CI Financial Corp. (“CI”) (TSX: CIX; NYSE: CIXX) and Budros, Ruhlin & Roe, Inc. today announced an agreement under which CI will acquire Budros, Ruhlin & Roe, a leading Columbus-based wealth management firm with US$3.4 billion in assets.

“Budros, Ruhlin & Roe is the leading private wealth firm in its region with a multi-decade track record of success,” said Kurt MacAlpine, CI Chief Executive Officer. “They share our client-centered approach and emphasis on comprehensive wealth planning. Their highly accomplished team will play a valued role in building CI Private Wealth into a national leader.”

Established in 1979, Budros, Ruhlin & Roe has evolved into a leading, high-quality RIA providing investment management and financial planning services, primarily for high-net-worth clientele and foundations. The firm also offers retirement plan management for 401(k) and pension plans. With more than 800 clients, much of the firm’s growth can be attributed to a strong referral network built upon its glowing reputation. In 2011, Budros, Ruhlin & Roe won the Schwab IMPACT Awards® Best in Business Award, a prestigious achievement only bestowed upon one firm a year.

“While this is an acquisition, we also see it as an exciting merger with like-minded friends in the industry who share our fiduciary approach and high standards,” said Dan Roe, co-CEO of Budros, Ruhlin & Roe. “We look forward to developing CI Private Wealth in the U.S. and helping this best-in-class operation benefit clients and employees alike.”

“We chose CI because it is in complete alignment with our firm’s constitution, providing our clients with the very best wealth management services, helping employees grow in their jobs and continuously striving to improve what we do and how we do it,” added co-CEO John Schuman. “It’s exciting to help define the future of an industry-leading wealth management platform in the U.S.”

This acquisition further cements CI Private Wealth as one of the fastest-growing RIA platforms in the U.S., and it now consists of 16 RIAs with offices across the country. Following the completion of all outstanding transactions, CI’s U.S. wealth assets are expected to be approximately US$74 billion (C$91 billion), with CI’s total assets globally reaching approximately US$251 billion (C$311 billion). Budros, Ruhlin & Roe will also expand CI’s presence in the Midwest, where it has RIA firms based in Chicago and Cincinnati.

This transaction is expected to close in the fourth quarter of 2021, subject to regulatory approval and other customary closing conditions. Ice Miller LLP served as legal advisor to Budros, Ruhlin & Roe. CI’s legal advisor was Hogan Lovells US LLP. Financial terms were not disclosed.

All amounts are as of June 30, 2021.

About Budros, Ruhlin & Roe

Budros, Ruhlin & Roe is an independent, fee-only wealth management firm with US$3.4 billion in assets under management and advisement. Founded in 1979, it offers comprehensive and customized wealth management, investment management and retirement plan services, serving in a fiduciary capacity for individuals, families and institutions.

About CI Financial

CI Financial Corp. is an independent company offering global asset management and wealth management advisory services. CI managed and advised on approximately C$304.0 billion (US$245.2 billion) in client assets as of June 30, 2021. CI’s primary asset management businesses are CI Global Asset Management (CI Investments Inc.) and GSFM Pty Ltd., and it operates in Canadian wealth management through CI Assante Wealth Management (Assante Wealth Management (Canada) Ltd.), CI Private Counsel LP, Aligned Capital Partners Inc., CI Direct Investing (WealthBar Financial Services Inc.), and CI Investment Services Inc.

CI’s U.S. wealth management businesses consist of Barrett Asset Management, LLC, BDF LLC, Bowling Portfolio Management LLC, Brightworth, LLC, The Cabana Group, LLC, Congress Wealth Management, LLC, Dowling & Yahnke, LLC, Doyle Wealth Management, LLC, One Capital Management, LLC, The Roosevelt Investment Group, LLC, RGT Wealth Advisors, LLC, Segall, Bryant & Hamill, LLC, Stavis & Cohen Private Wealth, LLC, and Surevest LLC.

CI is listed on the Toronto Stock Exchange under CIX and on the New York Stock Exchange under CIXX. Further information is available at www.cifinancial.com.

This press release contains forward-looking statements concerning anticipated future events, results, circumstances, performance or expectations with respect to CI Financial Corp. (“CI”) and its products and services, including its business operations, strategy and financial performance and condition. Forward-looking statements are typically identified by words such as “believe”, “expect”, “foresee”, “forecast”, “anticipate”, “intend”, “estimate”, “goal”, “plan” and “project” and similar references to future periods, or conditional verbs such as “will”, “may”, “should”, “could” or “would”. These statements are not historical facts but instead represent management beliefs regarding future events, many of which by their nature are inherently uncertain and beyond management’s control. Although management believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, such statements involve risks and uncertainties. The material factors and assumptions applied in reaching the conclusions contained in these forward-looking statements include that the acquisitions of Radnor Financial Advisors and Budros, Ruhlin & Roe will be completed and their asset levels will remain stable that the investment fund industry will remain stable and that interest rates will remain relatively stable. Factors that could cause actual results to differ materially from expectations include, among other things, general economic and market conditions, including interest and foreign exchange rates, global financial markets, changes in government regulations or in tax laws, industry competition, technological developments and other factors described or discussed in CI’s disclosure materials filed with applicable securities regulatory authorities from time to time. The foregoing list is not exhaustive and the reader is cautioned to consider these and other factors carefully and not to place undue reliance on forward-looking statements. Other than as specifically required by applicable law, CI undertakes no obligation to update or alter any forward-looking statement after the date on which it is made, whether to reflect new information, future events or otherwise.

The IMPACT Awards®, established by Charles Schwab & Co., Inc. in 2006, recognize advisors and firms that have advanced the industry through their visionary leadership, operational excellence and technology innovation. The Best-in-Business Award goes to an independent investment advisory firm that has been in business 10 years or more and has elevated business management to new levels of excellence and achieved exceptional business results. The IMPACT Awards are judged by a panel of recognized experts. The IMPACT Awards® are not a referral to, endorsement or recommendation of, or testimonial for the advisor with respect to its investment advisory or other services. Independent investment advisors are not owned by, affiliated with, or supervised by Schwab. For more information, visit https://impact.schwab.com/about/awards/.

Contacts

Investor Relations
Jason Weyeneth, CFA
Vice-President, Investor Relations & Strategy
416-681-8779
jweyeneth@ci.com

Media Relations
United States
Trevor Davis, Gregory FCA for CI Financial
443-248-0359
cifinancial@gregoryfca.com

Canada
Murray Oxby
Vice-President, Corporate Communications
416-681-3254
moxby@ci.com